THE SPAIN FUND, INC.
811-5189
Exhibit 77C

77C Matters submitted to a vote of security holders

The Annual Meeting of Shareholders of The Spain Fund, Inc. was held on June 27, 2002. A description of each proposal and number of shares voted at the meeting are as follows:


1. To Elect Directors:         Shares Voted For    Withheld Authority

Class One Directors
(term expires 2005)
Luis J. Bastida                5,266,182             108,609
Norman S. Bergel               5,264,556             110,235
Angel Corcostegui              5,261,963             112,288
Agnacio Gomez-Acebo            5,274,881              99,910
Dr. Reba W. Williams           5,282,606              92,185

Class Two Directors
(term expires 2003)
John D. Carifa                 5,269,634             105,158
Antonio Eraso                  5,268,754             106,037